Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 10, 2024

Registration Statement No. 333-280423

NovaBay® PHARMA

Corporate Update

July 2024

NYSE American: NBY

www.novabay.com

www.avenova.com

Forward-Looking Statements



This presentation contains forward-looking statements, within the meaning of applicable U.S. securities laws, which statements can, in some cases, be identified with terms such as "anticipate," "believe," "could," "continue," "expect," "estimate," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "target," "will," "would," "project," "believe," "may," "plan," "preliminary," "will," "estimate," "continue," "anticipate," "intend," "expect," "target," "potential" and other similar expressions. These forward-looking statements reflect NovaBay Pharmaceuticals, Inc.'s (the "Company" or "NovaBay") current expectations and assumptions, which include expected market, potential and market acceptance of our products, our business strategies, current and projected revenue sources, expected future financial results, customer loyalty and satisfaction, which are subject to a number of risks and uncertainty that could cause actual results to different material from those anticipated.. These risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and our ability to comply with the continued listing standards of the NYSE American and maintain the listing of our common stock (including our ability to regain compliance with the stockholders' equity requirements of the NYSE American), additional capital needed to finance our operations, uncertainty regarding our ability to continue as a going concern, our product candidates, market opportunities, competitors, business plan and strategies, anticipated trends and challenges in our business and the markets in which we operate, and anticipated expenses and capital requirements other risks detailed in the Company's filings with the Securities and Exchange Commission, or the "SEC", which filings can be found at www.sec.gov. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. You should refer to the risks and uncertainties described in the "Risk Factors" section contained in the registration statement on Form S-1 (File No. 333-280423), which includes a preliminary prospectus (the "Registration Statement") and under similar headings in the other documents that are incorporated by reference into the Registration Statement for a discussion of important factors that may cause the Company's actual results to differ materially from those expressed or implied by our forward-looking statements. Also, these forward-looking statements represent the Company's estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should read this presentation and the accompanying Registration Statement together with the documents we have filed with the SEC that are incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this presentation by these cautionary statements.

NovaBay PHARMA

Free Writing Prospectus

This presentation highlights basic information about the Company and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our Company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a registration statement on Form S-1 (File No. 333-280423) with the SEC, including a preliminary prospectus dated July 10, 2024 (the "Preliminary Prospectus"), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) in the registration statement and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about the Company and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the prospectus may be obtained, when available, from: Ladenburg Thalmann & Co. Inc. by written request addressed to Syndicate Department, 640 5th Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-573-2541) or by emailing prospectus@ladenburg.com.

NovaBay PHARMA

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, and those discussed under the section entitled "Risk Factors" contained in our 10-K Annual Report and our subsequent Quarterly Reports, together with other information in the prospectus. The risks described below could materially and adversely affect our business, financial condition, results of operations and prospects and cause future events to fail to meet our predictions and plans. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Risk factors include, but are not limited to:

- We are dependent on third parties to manufacture, supply and distribute our products. Any interruption or failure by these suppliers or other disruptions to our supply chain may materially adversely affect our business, financial condition, results of operations and cash flows.
- Our future success is largely dependent on the successful commercialization of our products, particularly Avenova Spray.
- There is substantial doubt about our ability to continue as a going concern.
- We require additional capital to finance our operations as currently conducted, which may not be available to us on acceptable terms or at all and may result in dilution to our existing stockholders.
- We face substantial competition in the eyecare market in which we operate.
- Significant disruptions of information technology systems or breaches of information security could adversely affect our businesses.
- If we are unable to comply with the continued listing requirements of the NYSE American, including our trading price per share of our common stock increasing and satisfying the obligations set forth in the deficiency letter received from NYSE American with respect to our stockholders' equity being below the NYSE American's minimum level, then our common stock will be delisted from the NYSE American.
- If we underestimate or overestimate demand for our products and do not maintain appropriate inventory levels, our net revenues or working capital could be negatively impacted.
- Adverse U.S. or international economic and political conditions could negatively affect our business, financial condition and results of operations.
- The price of our common stock may fluctuate substantially, which may result in losses to our stockholders.

Corporate Overview - *NBY is a commercial eye care company*

COMPLETE DRY EYE PRODUCT PORTFOLIO

- Best-in-class Avenova products for each step of the standard at home dry-eye treatment regimen.

AVENOVA® - BRANDED PORTFOLIO

- Suite of Rx and OTC products leverage the brand recognition of the Avenova lid and lash cleansing spray, which has been on the market for nearly 10 years.

relieve — *treat* — *prevent*

Drops + Compress + Cleansing Spray + Mirror + Wipes + Supplements




AVENOVA








AVENOVA

NovaBay PHARMA

Investment Highlights

Predictable, Recurring Revenue

Consumable personal healthcare products with high customer loyalty create a predictable revenue stream. Doctor recommendations provide new customer acquisition at a low cost.

Multipronged Growth Strategy

As a purely commercial organization, R&D and clinical expenses are minimal. Resources are focused on driving growth through multiple sales channels that support one another.

Expense Management

DTC marketing efficiencies contributed to 12% YOY decrease in sales & marketing expenses.

NovaBay PHARMA

Executing on Business Strategy - *growing beyond Avenova*

Q4 2023	Q4 2023	Q1 2024	Q1 2024	Q2 2024
 BioStem TECHNOLOGIES	AVENOVA	eyenovia NovaBay	DERMAdoctor	eyenovia NovaBay
Rx product expansion with addition of the Avenova Allograft through commercialization agreement.	DTC marketing efficiencies contributed to decrease in sales & marketing expenses.	Co-Promotion Agreement to market Eyenovia's ophthalmic steroid and Avenova Lid & Lash Spray.	Sale of DERMAdoctor for $1M in cash. Divested unprofitable business segment and expect to lower cash burn by $200k-$300k in future quarters.	Co-Promotion activities commence.

NovaBay continues to seek strategic transactions and expand product offerings

Building From a Highly Loyal Avenova Customer Base

AVENOVA SUBSCRIBERS ON AMAZON



2500
2000
1500
1000
500
0
123% increase
2022
2023
Jan-Jun '24

CURRENT "SUBSCRIBE AND SAVE" SUBSCRIPTIONS (Q1 & Q2 2024)



23%
Amazon Revenue
31%
Avenova.com Revenue

CUSTOMER RATINGS (as of June 2024)

- 4.5 stars by >14,000 customer ratings on all online channels

INCREASE IN SUBSCRIPTION BASE

- Only 14% of all online sales were subscription-based in 2022

Consistent Revenue From Eye Care Products


$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$M
$2.2
$2.2
$2.3
$2.3
$2.4
$2.4*
Q1' 23
Q2' 23
Q3' 23
Q4' 23
Q1' 24
Q2' 24

*Q2' 24 preliminary with estimated 2024 annual revenue of $10M

NovaBay PHARMA

our hero product!

Avenova Lid & Lash Cleansing Spray

- Launched in 2015, Avenova was the first hypochlorous acid lid and lash cleansing spray on the market.
- Hypochlorous acid has powerful antimicrobial properties with very low toxicity.
- Commercial strategy is to extend product offerings to become one-stop destination for standard dry eye treatment regimen and build on recognized high-quality brand name.
- We are executing on this strategy by offering complementary high-quality Rx products to leverage established sales channel.



Established Presence in Large, Growing U.S. Dry Eye Market

U.S. dry eye syndrome market is expected reach $4.86 billion by 2030[1]

- 16 million Americans have confirmed dry eye syndrome
- Dry eye syndrome is among the most observed clinical diseases in the U.S.

Complex multifactorial disease that may require personalized treatment[2]

2024 dry eye disease survey of eyecare professionals[3]

- High incidence among patients (68%) and increased clinical focus of practices
- 53% of eye care professionals interested in expanding ocular surface disease services including dry eye and blepharitis
- Daily lid and lash hygiene and hypochlorous acid among top 3 treatments for dry eye disease, Demodex and blepharitis

[1] https://www.fortunebusinessinsights.com/u-s-dry-eye-syndrome-market-107538
[2] Personalized Management of Dry Eye Disease: Beyond Artificial Tears, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9704006/
[3] Eyes on Eyecare 2024 Dry Eye Report survey of 337 respondents, https://eyesoneyecare.com/resources/2024-dry-eye-report/

Avenova Efficacy Advantages

- Inferior formulation can result in an ineffective solution and may contain harmful impurities such as bleach, plastic leachables and detergents
- Bottled in amber glass to ensure the safest, purest, and most powerful HOCl lid & lash spray on the market



COMPETITOR A	COMPETITOR B	COMPETITOR C
Loses more than 50% of concentration after 1 week of use.	**Loses more than 50% of concentration** after 1 week of use.	**Concentration was only 63% of label claim** when first opened and tested.

Lab Test Results for 3 Competitors

CERTIFIABLY *superior*


PATENTED
CLINICALLY-PROVEN
OIL-FREE
HYPO-ALLERGENIC
CRUELTY-FREE
DOCTOR-RECOMMENDED
NO RINSE FORMULA



The Avenova Difference.

NO BLEACH | NO IMPURITIES | NO IRRITATION

Purest, longest-lasting formulation of HOCl
No stinging or irritation
Non-toxic and non-sensitizing
Completely safe for regular, long-term use

safe for everyone!

Avenova Sales Channels - *a doctor recommended brand*


AVENOVA

Rx - Retail Pharmacy

- Physicians prescribe Avenova Rx 40mL and patients fill prescriptions at a pharmacy of their choice (Walgreens, Walmart, Rite Aid, etc.)

Rx - Partner Pharmacy

- Physicians prescribe Avenova Rx 40mL and send it to a designated Avenova partner pharmacy
- Our 10 Partner Pharmacies nationwide offer a predesignated price for both insured and uninsured patients


AVENOVA

Rx - Physician Dispensed

- Physicians purchase Avenova Rx 20mL, at a discounted price, and dispense the product through their offices
- Offers a one-stop shop experience for patient convenience
- Inside sales team of three individuals
- Optometrists and ophthalmologists buy from us and resell out of their offices



OTC

- Physicians refer patients to Avenova.com, Amazon, and Walmart
- Available 24/7 for customer convenience
- Physicians can provide patients with a one-time discount code on Avenova.com
- Digital marketing programs directly reach customers with lifestyle messaging

The Avenova Rx sales channels seed and foster growth in DTC channels.

Avenova Opportunities for Growth

Patients and Doctors can choose to purchase Avenova in the following ways:

RX + RETAIL PHARMACY

- Partnership with ImprimisRx, the nations largest ophthalmic compounding pharmacy
- Rx version of Avenova available at 99% of retail pharmacies nationwide

PHYSICIAN DISPENSED

- New products and promotional programs build on recent sales-channel momentum
- Promoted through targeted email sequencing campaigns
- Using online tools for broader reach without increasing the sales organization
- Promote physician self-serve ordering through Avenova.com

OTC

- Easy access to Rx-strength product without a prescription
- Helps offset impact of high-deductible healthcare plans
- Provides stable gross-to-net pricing
- Benefits from "Doctor Recommended" halo effect from the Rx channel
- Product bundling to encourage use of companion products



AVENOVA
AVENOVA
AVENOVA
AVENOVA

NovaBay PHARMA

Continued Growth in DTC Channel


AVENOVA
refresh your eyes
eye care
what does Avenova help with?

- Vast majority of unit sales are currently through OTC channel
- Broad product accessibility through major online retailers
- Online “Subscribe & Save” feature on Avenova.com and Amazon.com, for repeat orders and revenue stabilization
- Core expertise in DTC digital marketing supports expansion of customer base

AVENOVA avenova.com   amazon   Walmart

NovaBay PHARMA

Capitalizing on Physician Dispensed Channel

ESTABLISHED RELATIONSHIPS WITH THOUSANDS OF EYECARE SPECIALISTS OPENS NEW REVENUE OPPORTUNITIES

- New affiliate programs provide network with access to special promotions aimed at increasing awareness of full suite of Avenova products
- Marketing opportunities for partnering companies to market their Rx eyecare products to established physician network
- Co-marketing agreements to promote Avenova spray through other companies' salesforces
- Supports DTC sales and provides a doctor-recommended halo effect around OTC product



Introducing

AVENOVA ALLOGRAFT

FEATHER LIGHT, BUT POWERFUL

New Differentiated, High-Quality Product
Addressing Large Market Opportunity

- The Avenova allograft is a dehydrated amniotic membrane utilized by eye care professionals for the treatment of ocular surface diseases in the office setting
- Licensed & rebranded proprietary Rx product from BioStem Technologies (OTC:BSEM)
- Recent commercial launch through physician dispensed channel, expanding channel offering to capitalize and build on established sales channel
- Global ophthalmology amniotic membrane market estimated at >$400 million, expected to grow 9.8% per year through 2030[1]



[1] Ophthalmology Amniotic Membrane Market Size, Share & Report 2024-2031 (datamintelligence.com)

NovaBay PHARMA

Co-Promotion Agreement for Synergistic Product

- NovaBay to market Clobetasol Propionate Ophthalmic Suspension 0.05% for the treatment of post-operative inflammation and pain following ocular surgery
- Eyenovia to market Rx Avenova spray through its 10 field representatives across the U.S.
- Synergistic call point with both sales teams focusing on cataract surgeons
- First new ophthalmic steroid to enter the U.S. market in over 15 years[1]

eyenovia

Eyenovia, Inc. (NASDAQ: EYEN), Eyenovia, Inc. is an ophthalmic technology company commercializing Mydcombi™ (tropicamide and phenylephrine hydrochloride ophthalmic spray) 1%/2.5% for mydriasis, Clobetasol Propionate Ophthalmic Suspension, 0.05% for postsurgical inflammation and pain, and developing the Optejet® device for use both in connection with its own drug-device therapeutic product for pediatric progressive myopia.

[1] https://eyenovia.com/products/clobetasol/, https://europe.ophthalmologytimes.com/view/united-states-fda-approves-clobetasol-propionate-ophthalmic-suspension-0-05-from-formosa-pharmaceuticals-and-aimmax-therapeutics

NovaBay PHARMA

Cap Table & Debt Overview

Capitalization (as of July 5, 2024)	Common Stock Equivalents
Common Stock	1,348,481
Warrants (WAEP $37.40)	224,777
Convertible Notes	119,495
Series B Convertible Preferred[1]	15,065
RSUs	5,148
Stock Options (WAEP $1,757.18)	1,756
Total Fully Diluted	1,714,722

1. Convertible at $8.75 per share.

Convertible Notes	Outstanding	Maturity	Interest	Conversion Price	Common Stock Equivalents
Sr. Secured May 2023[2,3]	$561,700	11/01/24	10% OID	$45.50	12,349
Unsecured March 2024[4]	$525,000	03/01/26	0%	$4.90	107,146

2. Due in equal monthly installments
3. Mandatory redemption of at least 20% of gross proceeds from capital raise
4. Lump sum payment at maturity

NOTE: No full-ratchet anti-dilution or similar price protection features in outstanding securities.



Investment Highlights

Predictable, Recurring Revenue

Estimated FY 2024 net revenue of $10M from eyecare products with one quarter of such revenue expected to come from existing customer base.

Multipronged Growth Strategy

Anticipated growth in both prescription and DTC channel. "Doctor Recommended" halo effect creates a credible consumer brand.

Expense Management

Purely commercial organization with minimal R&D and clinical spend.

Efficient Sales and Marketing expense due to loyal customer base.